EXHIBIT (c)(1)


OGDEN                                        NANCY R. CHRISTAL
- - - -----                                        Two Pennsylvania Plaza
NEWS                                         New York, NY  10121
FOR IMMEDIATE RELEASE                        (212) 868-5421


                 OGDEN ENTERS INTO DEFINITIVE AGREEMENT TO
                              MERGE WITH OPI

     New York, N.Y., September 27, 1994 -- Ogden Corporation ("Ogden") and Ogden Projects, Inc. ("OPI") announced today that they had entered into a definitive agreement to merge, with OPI shareholders to receive 0.84 of a share of Ogden common stock for each outstanding share of OPI. The merger agreement has been approved by a special committee of independent directors of OPI, which has received the opinion of its financial advisor, CS First Boston Corporation, that the exchange ratio is fair from a financial point of view to OPI's public shareholders. The merger agreement has also been approved by the Boards of Directors of both companies.

     Ogden, which owns approximately 84% of OPI, proposed a merger on June 6, 1994, at an exchange ratio of 0.78 shares of Ogden common stock for each outstanding OPI share. The Merger, which is expected to be consummated before year end, is subject to certain customary conditions. OPI shareholders who do not vote in favor of the Merger will have the right to demand payment in cash pursuant to an appraisal proceeding conducted in accordance with Delaware law.

     The final terms of the Merger were reached after discussions by Ogden with both representatives of the OPI special committee and representatives of the shareholders who had commenced litigation with respect to the original proposal.

     R. Richard Ablon, President and Chief Executive Officer of Ogden, said "This merger will allow Ogden to broaden its equity base and strengthen its borrowing capacity. It enables existing OPI shareholders to retain a significant interest in OPI, which remains an important core business of Ogden, and to acquire a significant interest in Ogden's other businesses. In addition, they will own an equity security with significantly greater liquidity and a strong dividend."

     Ogden is a leading global provider of support services to energy and environmental agencies, airports and airlines, sports and entertainment facilities, industrial plants, office buildings, and government agencies. Its OPI subsidiary is the industry leader in the design, construction, and operation of waste-to-energy facilities serving 16 million people in municipalities throughout North America. With 25 projects currently operating, OPI operate more large-scale waste-to-energy facilities than any other company in the world. Common Stocks of both Ogden and OPI are traded on the New York Stock Exchange.


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